                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                        _______________________________

                                  SCHEDULE 13D
                                 (RULE 13D-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)
                               (Amendment No. 11)

                           TELE-COMMUNICATIONS, INC.
                           -------------------------
                               (Name of Issuer)

     (1) Tele-Communications, Inc. Series A TCI Group Common Stock, par value $1.00 per share.
     (2) Tele-Communications, Inc. Series A Liberty Media Group Common Stock, par value $1.00 per share.
     (3) Tele-Communications, Inc. Series A TCI Ventures Group Common Stock, par value $1.00 per share.
     (4) Tele-Communications, Inc. Series B TCI Group Common Stock, par value $1.00 per share.
     (5) Tele-Communications, Inc. Series B Liberty Media Group Common Stock, par value $1.00 per share.
     (6) Tele-Communications, Inc. Series B TCI Ventures Group Common Stock, par value $1.00 per share.
     (7) Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, par value $.01 per share.
--------------------------------------------------------------------------------
                        (Title of Classes of Securities)


     (1)  Series A TCI Group Common Stock:              87924V101
     (2)  Series A Liberty Media Group Common Stock:    87924V507
     (3)  Series A TCI Ventures Group Common Stock:     87924V887
     (4)  Series B TCI Group Common Stock:              87924V200
     (5)  Series B Liberty Media Group Common Stock:    87924V606
     (6)  Series B TCI Ventures Group Common Stock:     87924V879
     (7)  Class B Preferred Stock:                      87924V309
--------------------------------------------------------------------------------
                                (CUSIP Numbers)

                               Dr. John C. Malone
                         c/o Liberty Media Corporation
                8101 East Prentice Avenue, Englewood, CO  80111
                                 (303-721-5400)
                                --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 9, 1999
                               ----------------
            (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Exhibit Index is on Page 9.

Cusip No. for Series A TCI Group Common Stock              87924V101
Cusip No. for Series A Liberty Media Group Common Stock    87924V507
Cusip No. for Series A TCI Ventures Group Common Stock     87924V887
Cusip No. for Series B TCI Group Common Stock              87924V200
Cusip No. for Series B Liberty Media Group Common Stock    87924V606
Cusip No. for Series B TCI Ventures Group Common Stock     87924V879
Cusip No. for Class B Preferred Stock                      87924V309

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(1)   Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (Entities Only)

      Dr. John C. Malone
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a)  [_]
     (b)  [_]
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Source of Funds

          OO
-----------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)    [_]

-----------------------------------------------------------------
(6)  Citizenship or Place of Organization

         U.S.
-----------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person With

(7)  Sole Voting Power

         273,600   Shares of Class B Preferred Stock*

(8)  Shared Voting Power

         0 Shares

(9)  Sole Dispositive Power

         273,600   Shares of Class B Preferred Stock*

(10) Shared Dispositive Power

         0 Shares
-----------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

         273,600  Shares of Class B Preferred Stock*

-----------------------------------------------------------------
(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  [_]
-----------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)

         Class B Preferred Stock   17.6%*
-----------------------------------------------------------------
(14)  Type of Reporting Person

         IN

____________________
* Includes 6,900 shares of Class B Preferred Stock beneficially owned by Dr. Malone's spouse, as to which Dr. Malone disclaims any beneficial ownership thereof.

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  SCHEDULE 13D
                               (Amendment No. 11)

                                  Statement of

                               DR. JOHN C. MALONE
        Pursuant to Section 13(d) of the Securities Exchange Act of 1934
                                 in respect of

                           TELE-COMMUNICATIONS, INC.
                           -------------------------
                         (Commission File No. 0-20421)


ITEM 1.  Security and Issuer

     Dr. John C. Malone hereby amends and supplements his Statement on Schedule 13D, as amended to the date hereof (the "Statement"), with respect to the following shares of stock of Tele-Communications, Inc., a Delaware corporation (the "Issuer"), beneficially owned by Dr. Malone:

(1) Tele-Communications, Inc. Series A TCI Group Common Stock, par value $1.00 per share (the "Series A TCI Group Stock");

(2) Tele-Communications, Inc. Series A Liberty Media Group Common Stock, par value $1.00 per share (the "Series A Liberty Group Stock");

(3) Tele-Communications, Inc. Series A TCI Ventures Group Common Stock, par value $1.00 per share (the "Series A Ventures Group Stock");

(4) Tele-Communications, Inc. Series B TCI Group Common Stock, par value $1.00 per share (the "Series B TCI Group Stock");

(5) Tele-Communications, Inc. Series B Liberty Media Group Common Stock, par value $1.00 per share (the "Series B Liberty Group Stock");

(6) Tele-Communications, Inc. Series B TCI Ventures Group Common Stock, par value $1.00 per share (the "Series B Ventures Group Stock"); and

(7) Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, par value $.01 per share (the "Class B Preferred Stock").

     The Issuer's executive offices are located at 5619 DTC Parkway, Englewood, Colorado 80111. Unless otherwise indicated, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Statement.

     Dr. Malone is filing this Amendment No. 11 to the Statement to report his disposition on March 9, 1999 of all shares of Series A TCI Group Stock, Series B TCI Group Stock, Series A Liberty Group Stock, Series B Liberty Group Stock, Series A Ventures Group Stock and Series B Ventures Group Stock (collectively, "TCI Common Stock") beneficially owned by him in connection with the merger (the "Merger") of a wholly owned subsidiary of AT&T Corp. ("AT&T") with and into the Issuer. In the Merger, the Reporting Person's shares of Series A TCI Group Stock and Series B TCI Group Stock were converted into shares of common stock of AT&T ("Common Stock") and the Reporting Person's shares of Series A Liberty Group Stock, Series B Liberty Group Stock, Series A Ventures Group Stock and Series B Ventures Group Common Stock were converted into shares of a new class of AT&T common stock designated as "Liberty Media Group Common Stock." The shares of Class B Preferred Stock beneficially owned by the Reporting Person were not converted in the Merger and remained outstanding following the Merger as a preferred stock of TCI, as the surviving corporation in the Merger.

     The foregoing description of the Merger is qualified in its entirety by reference to the Merger Agreement and the AT&T/TCI Proxy Statement/Prospectus, dated January 8, 1999, regarding the Merger, each of which is an exhibit to this Statement and is hereby incorporated by reference herein.

ITEM 4.  Purpose of Transaction

     Item 4 of the Statement is hereby amended and supplemented by adding the following:

     As a result of the Merger, all shares of TCI Common Stock beneficially owned by Dr. Malone, including all Pledged Shares, were converted into AT&T Common Stock and Liberty Media Group Common Stock in accordance with the Merger Agreement. Consummation of the Merger also resulted in termination of the Amended and Restated Agreement, dated as of October 9, 1998, among AT&T, Dr. Malone and Leslie Malone, Dr. Malone's spouse.

ITEM 5.  Interest in Securities of The Issuer

     Item 5 (a) of the Statement is hereby amended and supplemented by adding the following:

     Following the Merger, Dr. Malone beneficially owns 273,600 shares of Class B Preferred Stock, which represents approximately 17.6% of the outstanding shares of Class B Preferred Stock. The foregoing percentage interest is based on the 1,552,490 shares of Class B Preferred Stock reported by the Issuer in its Annual Report on Form 10-K as being outstanding. The holders of Class B Preferred Stock are entitled to cast one vote per share in the election of directors of TCI. Based upon the 1,327,985,000 shares of TCI's common stock outstanding following the Merger (all of which are beneficially owned by AT&T) and the 1,552,490 shares of Class B Preferred Stock outstanding, the Class B Preferred Stock beneficially owned by Dr. Malone constitutes less than 1% of the voting power of the shares of TCI entitled to vote in the election of directors.


     Item 5(c) of the Statement is hereby amended and supplemented to include the information set forth in Items 1 and 4 of this Amendment No. 11 to the Statement.

     Item 5(e) of the Statement is hereby amended and supplemented as follows:

     As a result of the Merger, on March 9, 1999 Dr. Malone ceased to be the beneficial owner of five percent of any class of TCI Common Stock.

ITEM 7.  Material to Be Filed as Exhibits

7(w) Agreement and Plan of Restructuring and Merger, dated as of June 23, 1998, among AT&T Corp., Italy Merger Corp. and Tele-Communications, Inc. (incorporated by reference to Appendix A to the AT&T/TCI Proxy Statement/Prospectus that forms a part of the Registration Statement on Form S-4 of AT&T (File No. 333-70279), filed on January 8, 1999 (the "AT&T Registration Statement")).

7(v) AT&T/TCI Proxy Statement/Prospectus dated January 8, 1999 (incorporated by reference to the AT&T Registration Statement).

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.


March 29, 1999             /s/ John C. Malone
                           ------------------------------------
                           John C. Malone

                                 EXHIBIT INDEX


EXHIBIT NUMBER  EXHIBIT                                              PAGE


7(w) Agreement and Plan of Restructuring and Merger, dated as of June 23, 1998, among AT&T Corp., Italy
        Merger Corp. and Tele-Communications, Inc.
        (incorporated by reference to Appendix A to the AT&T/TCI Proxy Statement/Prospectus that forms a part of the Registration Statement on Form S-4 of AT&T (File No. 333-70279), filed on January 8, 1999
        (the "AT&T Registration Statement")).

7(v)    AT&T/TCI Proxy Statement/Prospectus dated January
        8, 1999 (incorporated by reference to the AT&T
        Registration Statement).